Exhibit 12.1

StealthGas Inc.

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our unaudited ratio of earnings to fixed charges for each of the periods noted below. (1)

(Expressed in United States Dollars, except ratios)

	Nine Months Ended September 30, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007
Earnings
Net income/(loss)	21,199,409	8,549,791	11,093,191	(13,311,885)	29,987,484	22,538,107
Add: Fixed charges	7,229,500	8,294,878	7,960,745	8,244,639	10,082,119	9,623,105

Total Earnings	28,428,909	16,844,669	19,053,936	(5,067,246)	40,069,603	32,161,212

Less:
Interest capitalized	(160,439)	(557,565)	(556,314)	(600,320)	(389,595)	—

	28,268,470	16,287,104	18,497,622	(5,667,566)	39,680,008	32,161,212

Fixed Charges
Interest expensed & capitalized	6,873,954	7,864,282	7,418,572	8,010,850	9,944,394	9,521,720
Amortization and write off capitalized expenses relating to indebtedness	325,577	395,446	508,686	202,770	104,986	74,708
Interest portion of rental expenses	29,969	35,150	33,487	31,019	32,739	26,677

	7,229,500	8,294,878	7,960,745	8,244,639	10,082,119	9,623,105

Ratio Of Earnings To Fixed Charges	3.91	1.96	2.32	—	3.94	3.34

Dollar Amount of Deficiency in Earnings to Fixed Charges	n/a	n/a	n/a	13,912,205	n/a	n/a

(1)	We have not issued any preferred stock as of the date of this prospectus.